

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Via e-mail
Mr. Tae-Sik Yoon
Chief Financial Officer
Ares Commercial Real Estate Corporation
One North Wacker Drive, 48th Floor
Chicago, IL 60606

RE: **Ares Commercial Real Estate Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2013
        Filed March 17, 2014
        File No. 1-35517

Dear Mr. Yoon:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jaime G. John

                                Jaime G. John
                                Branch Chief